Exhibit 99.1
QIAO XING MOBILE COMMUNICATION CO., LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 28, 2009
NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Qiao Xing Mobile Communication Co., Ltd. (the “Company”), a British Virgin Islands company with limited liability, will be held at 10:00 AM Beijing time on Monday, December 28, 2009, at the Company’s office at 16th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China, for the following purposes:
1.	To re-elect Professor Pei De Lou as a director of the Company for a three-year term of office.

2.	To approve and adopt the Company’s annual report for the year ended December 31, 2008, including the audited financial statements, the auditors’ report and the directors’ report.

3.	To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.
You can find more information about each of these items in the attached proxy statement. Holders of record of ordinary shares at the close of business on November 23, 2009 will be entitled to attend and vote at the AGM. A shareholder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a shareholder of the Company.
Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible. Please refer to the enclosed proxy card for voting instructions. The enclosed proxy card shall arrive no later than 10:00 PM Beijing time on December 24, 2009 to ensure your representation and the presence of a quorum at the AGM. If you send in your proxy card and then decide to attend the AGM to vote your shares in person, you may still do so, and in such event, your proxy will be deemed to be revoked.
Copies of this notice, the proxy statement and the Company’s annual report for the year ended December 31, 2008 are available on the Company’s website at http://www.qxmc.com.
By order of the Board of Directors,
Zhi Yang Wu

Chairman of the Board of Directors
November 30, 2009

QIAO XING MOBILE COMMUNICATION CO., LTD.
Proxy Statement
For Annual General Meeting of Shareholders
to be Held on December 28, 2009
General
This proxy statement is being furnished to holders of the ordinary shares (the “Shareholders” and each a “Shareholder” ) of Qiao Xing Mobile Communication Co., Ltd. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the annual general meeting of Shareholders (the “AGM”) to be held on Monday, December 28, 2009, at 10:00 AM Beijing time, at the Company’s office at 16th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China (the “PRC”), and at any adjournments or postponements thereof.
The specific proposals to be considered and acted upon at the AGM are summarized in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). Each proposal is described in more detail in this proxy statement.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on November 23, 2009 (the “Record Date”) are entitled to vote at the AGM. On the Record Date, 47,609,731 of the Company’s ordinary shares, without par value, were issued and outstanding. Two(2) Shareholders entitled to vote and present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, representing not less than one-third of the votes of the ordinary shares entitled to vote at the AGM shall form a quorum.
Voting and Solicitation
Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the AGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such Shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The cost of soliciting proxies will be borne by the Company. Proxies may be solicited by certain directors, officers and regular employees of the Company, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names the ordinary shares of the Company beneficially owned by others to forward to those beneficial owners.
When proxies are properly dated, executed, and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the Shareholder. If no specific instructions are given by such Shareholder, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the AGM. Abstentions by Shareholders are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
PROPOSAL 1
RE-ELECTION OF PROFESSOR PEI DE LOU AS A DIRECTOR OF THE COMPANY FOR
A THREE-YEAR TERM OF OFFICE
Pursuant to Article 37 of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “M&A”), the Board may propose any person for election as a director. Pursuant to Article 39 of the M&A, at the first AGM of the Company held after the date of the adoption of the M&A, the Class III directors shall be elected for a one year term of office and at an AGM in each year, successors to such class of directors whose term expires in that year shall be elected for a three-year term of office.
Professor Pei De Lou was duly elected as a Class III director at the first AGM of the Company held after the date of the adoption of the M&A. Pursuant to Articles 37 and 39 of the M&A, the Board proposes to re-elect Professor Pei De Lou as a director of the Company for a three-year term of office or until his successor is elected and is duly qualified.
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the re-election of Professor Pei De Lou as a director of the Company for a three-year term of office. The Board has no reason to believe that Professor Pei De Lou will be unable or unwilling to serve as a director if re-elected. In the event that Professor Pei De Lou should be unavailable for re-election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as the Board may propose.
Professor Pei De Lou’s age as of June 30, 2009, the principal position currently held by him and his biography are as follows:
Professor Pei De Lou, age 47, is an independent director of the Company. He joined the Company in March 2007 and has been a professor of telecom engineering at Beijing University of Posts and Telecommunications since July 2001. His other current positions include executive secretary of the China Mobile Communications Association, chairman of the Multimedia Communication Broadcasting Standardization Technology Committee under the China Association for Standardization, independent director of Xinzhi Sci & Tech Co., Ltd, a PRC listed company, and chief scientist of Wireless China Network Technology Co., Ltd., where he also served as chief executive officer from May 2005 to February 2007. From December 2002 to May 2005, Professor Lou was general manager of Yunnan Golden Horizon Mobile Communication Technology Co., Ltd. From July 2001 to December 2002, he was general manager of ZT Chinacom Mobile Communication R&D Co., Ltd. From March 1998 to July 2001, Professor Lou was section chief of the Administrative Department of Electronic Information Products of Ministry of Industry and Information Technology of the PRC, where he was in charge of the first national fund for mobile handset research and development. Professor Lou has received the National Invention Award (1993) and the Gold Prize at the 8th National Invention Show in China. Professor Lou holds a Ph.D. degree from the University of Electronic Science and Technology of China.
The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM will be required to approve this proposal.
With respect to Proposal 1, the Board recommends that the Shareholders vote FOR the proposal to re-elect Professor Pei De Lou as a director of the Company for a three-year term of office.
PROPOSAL 2
APPROVING AND ADOPTING
2008 ANNUAL REPORT, INCLUDING THE AUDITED FINANCIAL STATEMENTS, THE
AUDITORS’ REPORT AND THE DIRECTORS’ REPORT
Pursuant to Articles 64, 65, 66 and 68 of the M&A, the Company shall serve on the Shareholders copies of an annual report containing audited financial statements of the Company and its subsidiaries as well a report of the auditors.
Crowe Horwath LLP, an independent registered public accounting firm, has audited the Company’s financial statements as of and for the year ended December 31, 2008 and has provided its report thereon. The audit committee of the Company has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2008 with management and the independent auditors.
The Shareholders are being asked to approve and adopt the annual report for the year ended December 31, 2008 of the Company on Form 20-F (the “2008 Annual Report”), including the audited financial statements, the auditors’ report and the directors’ report (in the form of Information on the Company and Operating and Financial Review and Prospects), each contained therein. The Company’s 2008 Annual Report, including the audited financial statements, is available on the Company’s website at http://www.qxmc.com.

The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to approve and adopt the Company’s 2008 Annual Report, including the audited financial statements, the auditors’ report and the directors’ report.
With respect to Proposal 2, the Board recommends that the Shareholders vote FOR the proposal to approve and adopt the Company’s 2008 Annual Report, including the audited financial statements, the auditors’ report and the directors’ report.
OTHER MATTERS
The Board knows of no other business that will be presented at the AGM. If any other business is properly brought before the AGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.
By Order of the Board of Directors,
Zhi Yang Wu
Chairman of the Board of Directors
November 30, 2009

Qiao Xing Mobile Communication Co., Ltd.

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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposals 2 – 3.

	For	Withhold
01 - Pei De Lou	☐	☐

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B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. If a corporation, please sign in full the corporate name, by duly authorized representative. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Qiao Xing Mobile Communication Co., Ltd.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 28, 2009

Zhi Yang Wu and David Li, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Qiao Xing Mobile Communication Co., Ltd. (the "Company") to be held at 10:00 AM Beijing time on Monday, December 28, 2009, at the Company's office at 16th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People's Republic of China, or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated with respect to any proposal specified herein, the proxies will have authority to vote FOR such proposal.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

(Items to be voted appear on reverse side.)